UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Edison Brothers Stores Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    280875303
                                 (CUSIP Number)











     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13G

CUSIP No.280875303                                    Page 2 of 4

1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Principal Mutual Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Principal Mutual Life Insurance Company   State of Iowa


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5    SOLE VOTING POWER

          Principal Mutual Life Insurance Company             0

          6    SHARED VOTING POWER

          Principal Mutual Life Insurance Company             759,462

          7    SOLE DISPOSITIVE POWER

          Principal Mutual Life Insurance Company             0

          8    SHARED DISPOSITIVE POWER

          Principal Mutual Life Insurance Company             759,462

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Principal Mutual Life Insurance Company             759,462

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*




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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Principal Mutual Life Insurance Company                 8.2%

12   TYPE OF REPORTING PERSON*

          Principal Mutual Life Insurance Company                 IC


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Schedule 13G

ITEM 1(a) Name of Issuer:           Edison Brothers Stores Inc,.

ITEM 1(b) Address of Issuer's Principal Executive Offices:
                                    501 N. Broadway
                                    P.O. Box 14020
                                    St. Louis, MO 63178

ITEM 2(a) Name of Persons Filing:    Principal Mutual Life Insurance Co.

ITEM 2(b) Address of Principal Business Office:
                           Principal Mutual Life Ins. Co.
                           711 High Street
                           Des Moines, IA   50392-0088

ITEM 2(c) Citizenship:
                       Principal Mutual Life Insurance Co. - State of Iowa

ITEM 2(d) Title of Class of Securities:  Common Stock

ITEM 2(e) CUSIP Number: 280875303

ITEM 3: This statement is filed pursuant to Rule 13d-1(b) by a person who is an insurance company as defined in section 3(a)(19) of the Act.

ITEM 4:     Ownership:

            (a) Amount Beneficially Owned:

759,462 Shares Common Stock presently held by Principal Mutual

                (b) Percent of Class:

8.18%     Principal Mutual Life Insurance Co.

                (c) Number of shares as to which such person has:
                (i) Sole power to vote or to direct the vote:
0 Principal Mutual Life Insurance Co.
                (ii) Shared power to vote or to direct the vote:
759,462 Shares Common Stock presently held by Principal Mutual Life Ins.Co.
                (iii) Sole power to dispose or to direct the disposition of:
0 Principal Mutual Life Ins. Co.
                (iv) Shared  power to dispose or to direct the  disposition  of:
759,462 Shares Common Stock  presently  held by Principal  Mutual Life Ins. Co.


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ITEM 5:     Ownership of 5% or Less of Class:  Not Applicable

ITEM 6:     Ownership of More than 5% on Behalf of Another Person:Not Applicable

ITEM 7: Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable.

ITEM 8:     Identification and Classification of Members of the Group:
                    Not Applicable

ITEM 9:     Notice of Dissolution of Group:  Not applicable

ITEM 10: Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completeand correct.


PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
By:  INVISTA CAPITAL MANAGEMENT, INC.

By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer
Dated this 13th day of February, 1998


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